LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                          767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158


JESSE LYNN, COUNSEL                                    DIRECT DIAL: 212-702-4331
                                                       EMAIL:  JLYNN@SFIRE.COM


                                                              February 1, 2006


CONFIDENTIAL TREATMENT REQUESTED
VIA FAX, FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention: Nicholas P. Panos, Esq.

   RE:      TIME WARNER, INC. (THE "COMPANY")
            COMMUNICATIONS FILED ON SCHEDULE 14A PURSUANT TO RULE 14A-12
            FILED BY ICAHN PARTNERS ET AL. ON DECEMBER 13 AND DECEMBER 19, 2005 FILE NO. 001-15062

Ladies and Gentlemen:

     Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Franklin Mutual Advisers, LLC, JANA Partners LLC, JANA Master Fund, Ltd., S.A.C. Capital Advisors, LLC and S.A.C. Capital Associates, LLC (collectively, the "Filing Persons"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") received by Marc Weitzen, counsel to Carl Icahn and affiliates, via fax on January 26, 2006, relating to the above-referenced matters. The paragraph numbers set forth below correspond to those contained in the Comment Letter.

     1. The Filing Persons are aware of the provisions of Note b to Rule 14a-9 under the Exchange Act. The Filing Persons refer you to the Washington Post article by Steve Case (see copy attached as Exhibit A), a former director of Time Warner, pointing out that he, as a director, raised with the board of directors, the concept of splitting up Time Warner into various parts and that the board did not agree to do so. The Filing Persons believe that this was the first time that it became known that such a proposal was considered and rejected by Time Warner's board. That forms the basis for the quote on the top of page two of your letter.

     The Filing Persons will, in future filings, continue to avoid issuing statements without factual foundation that directly or indirectly impugn the character, integrity or personal reputation of Time Warner's sitting board of directors or make charges of improper or immoral conduct by that body.

     2. The Filing Persons will continue to avoid issuing statements without reasonable factual foundation that directly make charges of illegal conduct by the sitting Time Warner board of directors.

     With respect to the quoted material under numbered paragraph 2 of your letter, please be advised that Mr. Icahn was expressing his opinion that to enter into an agreement with Google would be a breach of duty to shareholders if it would foreclose or make more difficult to achieve a more beneficial transaction. It is the Filing Persons' view that taking an action knowing that it will have the effect of precluding or making more difficult the taking of a more beneficial action is a breach of the duty of care, especially when we have reminded the Time Warner board members of their fiduciary duties.

     3. The Reporting Persons believe that the impending proxy contest is relevant to the determination of whether or not a breach of duty will occur because the restructuring of Time Warner, including the potential distribution of AOL, will likely be an issue in the proxy contest, and the Reporting Persons believe that the board of directors should not use the potential transaction with Google to justify the inability to distribute AOL.

     4. Future filings will not use the language "may be deemed" to describe Mr. Icahn's indirect beneficial ownership interest in the Time Warner shares owned by entities affiliated with him.

     5. The language quoted in your numbered paragraph 5 was intended to point out that the admitted beneficial ownership by the Participants was as described in the filing and not otherwise. The language "the fact of this filing" was intended to make the point which Rule 13d-4 permits one to make with respect to the effect of a filing on beneficial ownership. We believe that a fair reading of the disclosure of ownership in the Schedule 14A should indicate that the Schedule complies with the requirement of Rule 14a-12(a)(1)(i).

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4331 or Marc Weitzen, Esq. at (212) 702-4380.

                                                              Very truly yours,



                                                              /s/ Jesse Lynn
                                                              --------------
                                                              Jesse Lynn

                                                                       EXHIBIT A

                               Steve Case Article
                               ------------------

IT'S TIME TO TAKE IT APART; MY CASE FOR DIVIDING THE MEDIA GIANT
Steve Case
1966 words
11 December 2005
The Washington Post
FINAL
B01
English
Copyright 2005, The Washington Post Co. All Rights Reserved

     There has been a lot of speculation about what Time Warner should do to increase its lagging stock price, and the media giant appears to be nearing a decision on the future of one of the Washington area's most significant enterprises: AOL. Although I played a key role in bringing AOL and Time Warner together six years ago, it's now my view that it would be best to "undo" the merger by splitting Time Warner into several independent companies and allowing AOL to set off on its own path. Here's why.

     When the merger was announced, analysts believed that Time Warner's music, movies and magazines along with its cable systems would speed up AOL's transition from phone dial-up to broadband, and that AOL's Internet mentality would accelerate growth at Time Warner. Neither has occurred.

     While most criticism of the merger has focused on how it has failed to yield the expected benefits for Time Warner, it is worth noting that the combination has not helped AOL much either. Some benefits that AOL expected -- such as replacing Road Runner, Time Warner's broadband cable service -- did not materialize. Meanwhile, unexpected roadblocks -- such as internal pressures slowing AOL's efforts to make Internet telephone service commercially available -- unfortunately did. Instead of propelling AOL to new heights, the association with Time Warner has weighed AOL down, while its competitors, such as Google and Yahoo, have made important strides forward.

     As a result, the need for fundamental change at Time Warner became obvious long before investor Carl Icahn bought a big stake in Time Warner and began developing his own plans for the company's future. Icahn also has spoken out in favor of breaking up the company. (For the record, while the views I am expressing here will be no surprise to Time Warner's management or directors, I have never spoken with Icahn or his advisers about Time Warner.)

     How this widely heralded "merger of the century" quickly became widely derided as the "worst merger in history" has been the subject of considerable commentary. I have my own views, but now is not the time for that debate. Instead, it is time for everyone with a stake in Time Warner to focus on putting this company on a better path.

     At the time of the merger, there was great excitement about the innovation that would occur as the company's businesses collaborated to create new growth opportunities. Unfortunately, that "one company" strategy never got off the ground. Instead, each division "did its own thing." While that staved off turf wars, it did nothing to drive innovation. As a result, the company's growth has slowed, and the stock is now trading at about half what it was four years ago.

     By early 2004, it was clear that Time Warner had to "integrate or liberate": make the divisions work together or set them free on separate paths to pursue their own opportunities. This past July, having concluded that integration would never happen, I proposed to the company's board that it was time to "liberate" and split the conglomerate into four freestanding companies -- Time Warner Cable, Time Warner Entertainment, Time Inc. and AOL -- each with its own strategy, stock, balance sheet, management team and board.

     Each of the four units would benefit from the separation. Time Warner Cable would be better positioned to compete effectively against aggressive communications companies like Verizon and the new AT&T -- and it would lose little in being divorced from the Time Warner movie and television companies, as few benefits have ever materialized from having Time Warner Cable and Turner Broadcasting under the same roof. Time Warner Entertainment (Warner Bros., New Line, HBO and Turner Broadcasting) could build on its strength as one of the world's leading entertainment companies, and more vigorously embrace new technologies and new distribution channels. Time Inc. would be able to grow from being a traditional magazine company into a multifaceted media and information company, focused on expanding its brands well beyond magazines.

     AOL would be the fourth company, and perhaps the one with the greatest potential. At a time when some of the fastest-growing enterprises in our economy are Internet leaders -- such as Google -- shareholders would benefit from seeing AOL return to its roots in the Internet sector. A split into separate companies has one other advantage for shareholders: Investors who don't believe in the promise of one of these endeavors could sell their shares in that business and double up in their holdings in other parts of the former Time Warner empire.

     The success that Warner Music has had since being spun off from the parent company is an example of how this strategy can deliver value for all stakeholders. When Warner Music was part of Time Warner, it was -- much like AOL -- seen as a business in decline, a troubled division with a glorious past but a questionable future. But since being separated, Warner Music has increased in value by cutting bureaucracy, signing new artists and investing more aggressively in digital music. The private equity firm buyers have already recouped their initial investment, and are still major owners of a stock that is up 20 percent since its initial public offering six months ago.

     My sense is that other parts of Time Warner would achieve similar results if set free from the conglomerate. Time Warner has proven to be too big, too complex, too conflicted and too slow-moving -- in other words, too much like a classic conglomerate -- to seize new opportunities.

     As one of the largest individual shareholders in the company, with holdings worth more than $250 million, I obviously have a stake in seeing all of Time Warner do better. But, as one of AOL's founders, I also have a particular passion about its future. Published reports suggest that Time Warner remains unsure about what to do with AOL. Perhaps it will sell a minority stake to generate some cash, but keep AOL as a unit within Time Warner. Perhaps it will adopt a "split the baby" option, separating the "content" portion of AOL's business from the so-called "access" portion, and selling a stake in just one part. (The smaller but growing content portion sells online ads; the highly profitable but shrinking access portion sells monthly memberships for the service.) Perhaps it will use AOL to form a new joint venture with Microsoft to try to compete with Google.

     Each of these options would likely be a mistake. Any half-hearted move toward "liberating" AOL is no more likely to succeed than the half-hearted effort toward "integrating" AOL over the past six years. Given that Time Warner failed to capitalize on AOL's potential during a period when it owned 100 percent of AOL, it seems doubtful that a scenario in which it has a lesser, but still controlling, stake will work better.

     Worse still, a "split the baby" approach would be unwieldy and unwise, just as it turned out to be when Time Warner brought a minority investor into Time Warner Entertainment more than a decade ago -- a deal that the company spent years unraveling. And joint ventures are notoriously difficult to manage, especially in the fast-moving world of technology -- which is probably why, notwithstanding their many other successes, neither Microsoft nor AOL has had great results with joint ventures to date. AOL has spent the last six years wrestling with integration issues -- it needs to be independent now so it can start to regain its leadership position.

     If AOL were independent, it would have its own stock, which it could use to compete with acquisitive companies like Yahoo Inc. that use their shares to buy innovative young companies -- the same approach that AOL employed in the 1990s when it acquired upstarts like ICQ and Mapquest. Even more importantly, it could adopt an aggressive strategy to build on its core strengths, without being slowed by bureaucracy or stymied by sister divisions. And it could reinvest its more than $1 billion a year of free cash flow, now diverted to other Time Warner operations, to assure itself of a brighter future.

     Could a stand-alone AOL stage a comeback? Five years ago, most people thought Apple was a tarnished brand destined for declining market share and irrelevance. But some (including its co-founder Steve Jobs) saw the potential there, and a spirit of innovation has returned to the company to produce breakthrough products. Apple is now more valuable -- and more relevant -- than ever. Liberated to pursue its own future, AOL could have an Apple-like renaissance.

Three initiatives, each grounded in AOL's storied past, could be the basis of the company's resurgence.

     First, there is no firm better positioned to become the preeminent Internet-based phone company of the 21st century. With nearly 100 million instant messaging users, sending billions of messages each day, AOL is already one of the nation's leading communications companies. While I have respect for the talented entrepreneurs at Internet phone companies like Skype and Vonage, an independent AOL should be able to have many times the number of Internet phone customers as these upstarts (neither of which even existed when we announced the merger of AOL and Time Warner). While AOL is now, at long last, finally getting an Internet phone service off the ground, a spun-off AOL could make this its highest priority, without any anxiety about conflicts with Time Warner Cable (which offers competing services).

     Second, given that AOL has always fostered a sense of community and encouraged interaction between like-minded people, it is well positioned to lead in the booming field known as social networking. Indeed, AOL was facilitating social networking before anybody called it that; now this is one of the fastest growing segments of the Internet, as shown by the surging interest in (and valuations of) companies such as MySpace and Facebook. There's no reason why AOL should be falling behind these new entrants -- except that, within a multibillion-dollar conglomerate, emerging opportunities are often ignored until it's too late.

     And third, the current drive to make AOL.com a general interest portal is great, but the value of general interest Web sites may have already peaked. The bigger opportunities are likely in the area of vertical portals, Web sites that draw people into specialized channels about things like sports or health, and that host multimedia content as well as video search tools, which blur the lines between the Internet and television. AOL's huge audience gives it a tremendous advantage here, not just to sell ads, but also to build valuable, durable interactive media brands and franchises.

     It is true that in each of these three areas, and many others, there are initiatives already underway at AOL. My point, however, is that AOL must go beyond merely "doing" these things; it must reach for leadership in each area. And to do that, it must be freed from its corporate shackles and return to its entrepreneurial roots, identifying ideas early and promoting their widespread acceptance.

     It is time for a change at Time Warner. For the sake of shareholders, employees and customers, the best option now is to liberate the disparate businesses and let them compete on their own.

Author's e-mail:
stevecase@aol.com